August 9, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Andrew Blume

Re:	Polymer Group, Inc.
Form 10-K for the fiscal year ended January 1, 2005
Form 10-Q for the quarterly period ended April 2, 2005
Filed March 29, 2005 and May 16, 2005
File No. 1-14330

Ladies and Gentlemen:

Polymer Group, Inc. (“PGI”) hereby submits this response to comments received from the Staff of the Securities and Exchange Commission (the “Commission” or “Staff”) with regard to PGI’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 and filed with the Commission on March 29, 2005 (the “Form 10-K”).   The Staff delivered its original comments by letter dated May 18, 2005 from George F. Ohsiek, Jr., Branch Chief, to James L. Schaeffer, Chief Executive Officer of PGI, to which PGI responded by letter dated June 10, 2005 from R. Douglas Harmon of Parker Poe Adams & Bernstein L.L.P., counsel to PGI (the “Original Response Letter”).  The Staff provided additional comments by letter dated June 23, 2005 addressed to Mr. Schaeffer and signed by Mr. Ohsiek (the “Second Comment Letter”), to which PGI responded by letter dated July 18, 2005 from Mr. Harmon (the “Second Response Letter”).  On August 1, 2005, Andrew Blume and Robyn Manuel of the Division of Corporation Finance, representatives of Ernst & Young LLP and the undersigned participated in a telephone conference call discussion of the Staff’s comments and PGI’s prior responses (the “Conference Call”).  This letter supplements our Original Response Letter and Second Response Letter and responds to and clarifies certain accounting topics discussed with the Staff in the Conference Call.

The numbered paragraphs below correspond to the numbered paragraphs of the Second Comment Letter and the page numbers referenced below refer to the page numbers of the Form 10-K.

Form 10-K for the Fiscal Year Ended January 1, 2005

Note 11.   Debt, page 61

1.                                       The Company has continued to evaluate the accounting for the exchanges of its Junior Notes for PIK Preferred Shares and has also considered the impact of those items discussed with the Staff on Monday, August 1, 2005.  The following information is intended to supplement the Company’s prior responses and to provide further clarification for the Staff in evaluating the Company’s accounting for the exchanges.

Mandatory Redemption Price

At the dates of exchange of the Junior Notes for the PIK Preferred Shares, the mandatory redemption price of the two instruments are identical; each amounting to approximately $52.7 million.  There was no increase in the redemption price under the PIK Preferred Shares at the dates of exchange over that which already existed under the Junior Notes.  To clarify this point, the third paragraph of Note 15 to the Company’s Form 10-K should be modified to state “On June 30, 2012, the Company must redeem all of the PIK Preferred Shares then outstanding at a price equal to $1,000 per share plus any other accrued and unpaid dividends whether or not declared, which amount will be payable by the Company (“Mandatory Redemption Price”) ….”.  This clarification will be made in the Company’s next filing.

Accounting for the exchange of Junior Notes to PIK Preferred Shares

As a result of the discussions with the Staff, and further consideration of the applicable literature, the Company reaffirms its assessment that, as presented in its Second Response Letter, the exchanges were, in substance, capital transactions directed by the Company’s majority shareholder and involving other common shareholders, which related parties represented approximately 93% of the value of the Junior Notes and PIK Preferred Shares exchanged, and approximately 76% of the Company’s common stock, on an if-converted basis, and that no gain or loss, or other deduction from income applicable to common shareholders, should have been recognized as a result of the exchange.

The following are the journal entries that the Company believes are appropriate to account for the substance of the exchanges of the Junior Notes for the PIK Preferred Shares, and the relevant accounting literature supporting the accounting:

Journal Entry # 1 (in millions), at dates of exchange

Dr. Junior Notes	$52.7
Dr. APIC	$50.8
Cr. PIK Preferred Shares (Mezzanine Equity)	$103.5

This entry reflects the exchange of the Junior Notes for the PIK Preferred Shares, and is based on the guidance provided by Accounting Principles Board Opinion (“APB”) No. 26, including the footnote reference in paragraph 20 of that Opinion, which footnote provides that “…extinguishment transactions between related parties may be in essence capital transactions”.  Additionally, this accounting is consistent with the provisions of Emerging Issues Task Force (“EITF”) Topic D-98 (“D-98”) which provides that the initial carrying amount of redeemable preferred stock should be at its fair value at the date of issue. As further explained in the Second Response Letter, as the exchange was between related parties, including the majority shareholder, it has been accounted for as a capital transaction and, accordingly, the difference between the reacquisition price, represented by the estimated fair value of the PIK Preferred Shares, and the carrying amount of the Junior Notes surrendered, has been charged to APIC as opposed to being recognized currently in income.

As further evidence of the fact that no gain or loss, or other deduction from income applicable to common shareholders, should be recognized, there were no securities or assets given up in excess of those that the Company was previously obligated to issue or pay (the conversion price of $7.29 per share was identical in both instruments).  The fair value of the Junior Notes surrendered was approximately equal to the fair value of the PIK Preferred Shares received.  The changed features on the PIK Preferred Shares (higher interest rate, longer maturity, lower priority of claim and loss of collateral/guarantee) were intended to be fair value neutral on a net basis.

Based on the consensus reached in EITF 00-27, Issue #1, the effective conversion price, based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option.  The estimated fair value of the PIK Preferred Shares at the date of exchange is considered as the “proceeds received” under EITF 00-27, Issue #1 and such amount approximated the then-fair value of the underlying common shares into which the PIK Preferred Shares could be converted. Therefore, the effective conversion price at the date of exchange would approximate the then-fair value of the common stock and, accordingly, there was no beneficial conversion feature at the date of exchange.

Journal Entry # 2 (in millions), at dates of exchange

Dr. Preferred Shares (Mezzanine Equity)	$50.8
Cr. APIC	$50.8

Consistent with the guidance provided in D-98 and Accounting Series Release (“ASR”) 268, the PIK Preferred Shares should be classified outside of permanent shareholders’ equity as of the date of the exchange (as reflected in journal entry #1 above).  At that point, the carrying value of the PIK Preferred Shares exceeded the mandatory redemption amount. Therefore, journal entry #2 reflects the necessary adjustment of the carrying value of the PIK Preferred Shares to their mandatory redemption amount at that time.

This journal entry, when considered with journal entry #1 above, results in the reporting of the PIK Preferred Shares at their required mandatory redemption amount ($52.7 million), as mezzanine equity, which equates to the cash obligation that the Company would incur to “optionally redeem or call” the PIK Preferred Shares at the date of exchange.  It should be noted that at the date of exchange, the PIK Preferred Shares were immediately callable by the Company, based on the terms of the PIK Preferred Share instrument.

The effects of this entry are consistent with the intent of ASR 268, as well as D-98 and Staff Accounting Bulletin No. 64 (“SAB 64”).  EITF Topic D-98 and SAB 64 provide that the initial carrying amount of redeemable preferred stock should be its fair value at the date of issue.  Subsequent accounting is dependent on the instrument’s redemption provisions.  For instruments that are currently redeemable (callable) the security should be adjusted to its redemption amount at each balance sheet date.  Ordinarily, increases in the carrying amount of the redeemable security are affected by charges against retained earnings that are treated for calculations of earnings per share as dividends on non-redeemable preferred stock (i.e., a reduction of earnings applicable to common stockholders). In this case, the carrying value of the security must be decreased to mandatory redemption amount at the balance sheet date.  Journal entry #2 effects this provision of the relevant literature by crediting APIC, rather than retained earnings.  The Company does not believe any increases in net income available to common shareholders are appropriate in these circumstances. There was a specific event, a transaction with a shareholder, which triggered an accounting entry that required fair value.  The transaction did not represent any transfer of additional fair value to the debt holder/shareholder, and likewise, the Company did not pay a “premium” for the instrument.  Under APB 26, the Company did not recognize a loss on the transaction with the shareholder, and it is counter-intuitive (and the Company believes not representationally faithful) that it then generate future income available to common shareholders from the transaction through subsequent adjustment to the amount recognized in mezzanine, other than for the periodic increases in the redemption amount represented by dividends accrued on the PIK Preferred Shares.  The Company has also concluded that the PIK Preferred Shares classified in mezzanine should be immediately adjusted to their mandatory redemption amount, rather than amortizing the difference over the remaining term of the PIK Preferred Shares.

The net effects of the journal entries described above have been reflected in the financial statements included in the Company’s Form 10-K.  The PIK Preferred Shares at January 1, 2005 are reported at the mandatory redemption amount of $58.3 million, which includes the aforementioned $52.7 million, plus $5.6 million of accrued and unpaid dividends through such date.  Accordingly, the Company does not believe any adjustments need to be made to the balance sheet or the statement of operations as of and for the year ended January 1, 2005 to reflect the exchange of the Junior Notes for PIK Preferred Shares, nor is any revision required to the presentation of dividends on the PIK Preferred Shares in arriving at income available to common shareholders for the year then ended.

Accounting for dividends on PIK Preferred Shares

Subsequent to discussions with the Staff on August 1, 2005, the Company focused on the provisions of EITF 00-27, Issue 10 (“Issue 10”), with respect to the accounting for the accrual and payment of dividends on its PIK Preferred Shares.

As disclosed in the Form 10-K, the dividends on the PIK Preferred Shares accrue at an annual rate of 16%, are payable semi-annually in arrears on each January 1st and July 1st, and are payable at the option of the Company, (i) through the issuance of additional shares of PIK Preferred Stock; (ii) in cash; or (iii) in a combination thereof.  The dividends are cumulative and accrue (whether or not earned or declared), and the mandatory redemption price specifically includes “other accrued and unpaid dividends whether or not declared”.  Therefore, consistent with the provisions of the PIK Preferred instrument, the Company has reflected the accretion of dividends, at the stated rate of 16%, in its Statements of Operations for the fiscal year ended January 1, 2005 as a reduction of income applicable to common shareholders.  This accounting is consistent with the provisions of Issue 10 as, at the end of the 2004 year, the decision to make the payment of the dividends in cash, additional shares, or a combination thereof had not been determined or declared by the Company’s Board of Directors.

On January 14, 2005, the Company’s Board of Directors declared that dividends accrued on the PIK Preferred Shares from the dates of issuance through January 1, 2005, in the amount of approximately $5.6 million, would be paid in the form of additional PIK Preferred Shares.  On such date, the last sale price of the Company’s common stock on the Over-the-Counter Bulletin Board was $18.50 per share.

The consensus reached in Issue 10 is that for dividends paid in-kind on certain instruments, the fair value of the underlying issuer stock at the declaration date should be used to measure the intrinsic value of the conversion option embedded in the PIK instrument.

As the PIK Preferred instrument provides that the Company can exercise its discretion as to whether the dividends will be settled in cash or by the issuance of additional PIK Preferred Shares, the Company believes it to be appropriate to record the value, if any, of such additional shares at such time as the Company’s Board of Directors declares that such accrued dividends will be paid in the form of additional PIK Preferred Shares, rather than in cash.  Additionally, in computing the value of the dividend paid-in-kind as a result of the declaration, the Company will consider the date of such declaration by the Board of Directors as the Commitment Date. (In applying the guidance in Issue 10 of EITF Consensus 00-27, we note that if the payment of interest or dividends in-kind is discretionary, the Commitment Date for the convertible instruments issued as paid-in-kind interest or dividends is the date that the interest or the dividends are paid-in-kind, and the fair value of the underlying issuer stock at the recognition or declaration date should be used to measure the intrinsic value of the conversion option embedded in the paid-in-kind instruments.  However, because in this circumstance the Company believes that the PIK dividend must be measured at the PIK instruments’ fair value on the date of the commitment to pay in-kind, there is no beneficial conversion feature to account for separately.)

Accordingly, the Company believes that the dividend paid-in-kind on PIK Preferred Shares should have been recorded at the value of the PIK Preferred Shares as of the dividend declaration date, reduced by the amount of dividends previously accrued at the stated dividend rate.  Based on the fact that the PIK conversion price is deep in-the-money, and that the Company’s Board of Directors has resolved to exercise its right to redeem the PIK Preferred Shares (see “Recent Actions by the Company’s Board of Directors” below), the fair value of the underlying common shares has been considered to approximate the fair value of the PIK Preferred Shares.

Using the last sale price of the Company’s common stock on January 14, 2005 (the declaration date) of $18.50 per share, the fair value of the 5,540 PIK Preferred Shares issued in lieu of cash payment was approximately $14.1 million (5,540 PIK Preferred Shares x  $1,000 face value per PIK Preferred Share /  $7.29 conversion price = 759,945 common equivalent shares, x  common stock price of $18.50 per share = $14,059,000) which exceeded the amount accrued, based upon the stated rate of $5.6 million, by approximately $8.5 million.  Recording the additional $8.5 million dividend at the date of declaration would also result in a decrease in income applicable to common shareholders and retained earnings with a corresponding increase in APIC.

The journal entry to reflect this treatment in the first quarter of fiscal 2005 is as follows (in millions):

Journal Entry (in millions), first quarter fiscal 2005

Dr. Dividends (Retained Earnings)	$8.5
Cr. APIC	$8.5

Accordingly, the Company proposes to restate, in its next quarterly filing, its year-to-date results for fiscal 2005 to increase its dividends on PIK Preferred Shares, resulting in a decrease in income applicable to common shareholders, as reflected above, of approximately $8.5 million, and to make all appropriate disclosures and Form 8-K filings.   Provided the Staff concurs with our proposed treatment, the Company will thereafter promptly file a Form 10-Q/A to restate the first quarter of fiscal 2005 to reflect the above treatment.

Accounting for interest cost on Junior Notes

Although not specifically addressed with the Staff, the Company, in connection with its further review of the accounting for dividends on PIK Preferred Shares, has also now reviewed its accounting for interest on its Junior Notes prior to the exchange, as both instruments contained pay-in-kind features. The only substantive difference is that the option under the PIK Preferred Shares to receive dividends in the form of cash, or additional shares was that of the Company.  Under the Junior Notes, the option was that of the holder.

In 2004, certain interest expense under the Junior Notes in the amount of approximately $1.8 million, at the stated rate of 10% as provided for in the Junior Notes instrument, was paid-in-kind through the issuance of additional Junior Notes, which the Company now believes should be accounted for at the fair value of the underlying securities issued.

As the Junior Notes could be converted at a price of $7.29 per share, and such price was less than the estimated market value of the underlying common stock into which the Junior Notes could be converted. Therefore, the Company believes that it should have recorded additional non-cash interest expense in an amount ranging between $987,000 and $1.7 million, with a corresponding credit to APIC.  The majority of the $1.7 million incremental charge is calculated based on the price at the date of exchange, which happened to be the highest market price of the Company’s common stock during the first seven months of 2004, which prices ranged from $7.50 to $14.51 during such period.

The difference in the range of results depends upon whether the additional interest cost is measured based upon the date the liability is recognized (accrued), or at such time as the additional Junior Notes are issued, and is dependent upon the ultimate interpretation of applicable accounting literature.  Furthermore, the majority of the interest paid-in-kind was not paid at a normal interest payment date but, rather, at the date of exchange for the PIK Preferred Shares, raising further questions as to the determination of the appropriate measurement date.

The Company has evaluated, based on applicable literature, the materiality of this adjustment to its consolidated financial statements for fiscal 2004, and has specifically considered the guidance contained in Staff Accounting Bulletin (“SAB”) No. 99 in making its assessment. The following are certain of the key factors considered by the Company in making its determination of materiality:

•                  From a review of the data, the Company notes that, strictly from a quantitative standpoint, the adjustment may be considered significant when compared to net income, loss applicable to common shareholders and per share amounts on an absolute dollar basis as well as a percentage basis.  However, since emerging from Bankruptcy (on March 5, 2003) the Company incurred a net loss of $33.0 million for the 10 months ended January 3, 2004, and reported an almost break-even net income, as originally stated, of $4.7 million for fiscal 2004. As a result of these cumulative losses since emergence and the fact that the Company was operating at break-even levels, the Company does not believe that net income or related earnings per share measures are the primary factors considered by an investor in assessing performance or determining the market value of the Company.  Furthermore, it should be noted that the adjustment does not result in the change of the Company’s net performance from a net income position to a net loss position (either at the net income line or the income applicable to common shareholders line), nor result in the masking of a change in any trend of earnings.

•                  The adjustment has no effect on the consolidated statement of cash flows, or on the consolidated balance sheet, except for an insignificant reclassification within shareholders’ equity.

•                  The Company notes that the adjustment, when taken in the view of the Company in its totality; specifically, $753 million in total assets and $844 million in net sales, is not deemed significant on an absolute dollar basis or on a percentage basis.

•                  Due to the fact that this adjustment would represent the recording of non-cash interest, such adjustment would have no impact on the Company’s debt covenant calculations as they are all calculated based on cash interest and cash generated by operations.

•                  The adjustment would not impact operating income or the operating results of any of the Company’s operating segments or of any of the Company’s businesses that constitute a significant portion of the Company’s operations or profitability.

•                  The Company notes that there is no turn-around effect, resulting from this adjustment not being recorded in the 2004 financial statements, which impacts the Company’s 2005 financial statements.

•                  The Junior Notes were exchanged for PIK Preferred Shares in mid 2004, thus eliminating any future accounting for interest on the Junior Notes, and the Company has recently exercised its option to redeem the PIK Preferred Shares no later than September 30, 2005 (see Recent Actions by the Company’s Board of Directors).

As a result of its evaluation, the Company does not consider the adjustment to be material; accordingly, the Company believes that a prudent investor would not consider the adjustment as important, nor be influenced in their evaluation of the Company by the inclusion or exclusion of the adjustment.  Additionally, inclusion of the proposed adjustment would certainly not significantly alter the total mix of information available to the investor, given that the Company has appropriately disclosed the terms of the Junior Notes, their conversion privileges, and their exchange for PIK Preferred Shares, for which, the Company’s Board of Directors has now resolved to exercise its right to redeem such PIK Preferred Shares.

Recent Actions by the Company’s Board of Directors

The Company’s Board of Directors, on July 28, 2005, resolved to exercise its right to redeem all of the PIK Preferred Shares no later than September 30, 2005.  The redemption price will be paid through the issuance of Class A Common Stock.  Based on the closing price of the Class A Common Stock on August 3, 2005, a holder of one PIK Preferred Share would receive 36.698 shares of Class A Common Stock upon redemption.  However, the PIK Preferred Shares are convertible at the option of the holder into 137.174 shares of Class A Common Stock.  As a result, the Company fully expects that the holders of the PIK Preferred Shares will convert their holdings to Class A Common Stock prior to the redemption date.

PGI reaffirms all representations and acknowledgements made in the Original Response Letter and in the Second Response Letter.

Please call the undersigned if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Willis C. Moore, III

Willis C. Moore, III
Chief Financial Officer

cc:	James L. Schaeffer, Chief Executive Officer
Daniel L. Rikard, Vice President and General Counsel